Free Writing Prospectus dated August 17, 2010	Filed Pursuant to Rule 433
(to Prospectus, dated May 18, 2010 and	Registration Statement Nos. 333-162219 and 333-162219-01
Prospectus Supplement, dated August 17, 2010)

TERMS AND CONDITIONS
USD Senior Floating Rate Notes due August 23, 2013

Issuer	The Royal Bank of Scotland plc
Guarantor	The Royal Bank of Scotland Group plc
Issuer Ratings	Aa3 / A+ / AA- (Moody’s / S&P / Fitch)
Ranking	Senior
Principal Amount	USD 600,000,000
Price to the Public	100.0000%
Redemption Price	100.0000% of principal amount of the relevant Note
Specified Currency	USD
Trade Date	August 17, 2010
Settlement Date	August 24, 2010, in accordance with DTC’s procedures (T+5)
Maturity	August 23, 2013
Call Option	No
Interest Rate Basis	3-Month USD LIBOR, except for short first coupon which will be an interpolation between 2-Month and 3-Month LIBOR
Interest Rate Formula	3-Month USD LIBOR + 242
Initial Interest Rate	To be determined by the Calculation Agent
Computation Period/Day Count Fraction	Actual/360
Day Count Convention
Modified Following, Adjusted.  Market Day means any Business Day in The City of New York that is also a Business Day in London, England on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Bookrunner	RBS Securities Inc. (70%)
Co-Managers
BMO Capital Markets Corp. (1.666%)
BNY Mellon Capital Markets, LLC (1.667%)
CIBC World Markets Corp. (1.667%)
Citigroup Global Markets Inc. (10%)
HSBC Securities (USA) Inc. (1.667%)
J.P. Morgan Securities Inc. (10%)

Mitsubishi UFJ Securities (USA), Inc. (1.666%) TD Securities (USA) LLC (1.667%)
Interest Payment Period	Quarterly
Interest Payment Date(s)	On the 23rd day of each November, February, May & August of each year to the stated maturity commencing November 23rd, 2010, including maturity date
Interest Payment Record Dates	On the 9th day of each November, February, May and August commencing November 9th, 2010
Interest Reset Period	Quarterly
Interest Rate Reset Date(s)/ Month(s)	On the 23rd day of each November, February, May & August of each year to the stated maturity commencing August 23rd, 2010
Initial Interest Reset Date	August 23rd, 2010
Interest Determination Date(s)/ Month(s)	2 London Market Days prior to each Interest Reset Date as per LIBOR 01 page
First Interest Determination Date	August 19, 2010
Calculation Agent	The Bank of New York Mellon
Calculation Date(s)	On the relevant Interest Determination Date
Call Option other than for Tax Reasons	None
Underwriting Discount	0.300%
Format	SEC-Registered
Denominations	USD $ 1,000 and integral multiples of USD $ 1,000 in excess thereof
Listing	An application will be made to list the notes on the New York Stock Exchange
Clearing and Settlement	DTC and Euroclear/Clearstream
CUSIP / ISIN	78010XAF8 / US78010XAF87

Descriptions of Provisions Applicable to Floating Rate Notes

Maturity. The entire principal amount of the Floating Rate Notes will mature and become due and payable, together with any accrued and unpaid interest, on August 23, 2013.

Interest Rate. The interest rate for the Floating Rate Notes for the first Floating Rate Interest Period (as defined below) will be LIBOR (as defined below) as determined on August 19, 2010  plus the Spread. Thereafter, the interest rate for any Floating Rate Interest Period will be LIBOR as determined on the applicable Interest Determination Date (as defined below) plus the Spread, in each case calculated on the basis of a 360-day year and the actual number of days elapsed. The Spread is 242 basis points.

Interest Payment Dates. Interest on the Floating Rate Notes will be paid quarterly in arrears on November 23, February 23, May 23, and August 23, of each year, commencing November 23, 2010 (each a “Floating Rate Interest Payment Date”). However, if a Floating Rate Interest Payment Date would fall on a day that is not a business day, the Floating Rate Interest Payment Date will be postponed to the next succeeding day that is a business day, except that if the business day falls in the next succeeding calendar month, the applicable Floating Rate Interest Payment Date will be the immediately preceding business day. In each such case, except for the Floating Rate Interest Payment Date falling on the maturity date, the Floating Rate Interest Periods (as defined below) and the Interest Reset Dates (as defined below) will be adjusted accordingly to calculate the amount of interest payable on the notes.

Interest Reset Dates. The interest rate will be reset on November 23, February 23, May 23 and August 23 of each year, commencing August 23, 2010 (each, an “Interest Reset Date”). However, if any Interest Reset Date would otherwise be a day that is not a business day, that Interest Reset Date will be postponed to the next succeeding day that is a business day, except that if the business day falls in the next succeeding calendar month, the applicable Interest Reset Date will be the immediately preceding business day.

Interest Periods. The first interest period will be the period from and including the original issue date to but excluding the immediately succeeding Interest Reset Date. Thereafter, the interest periods will be the periods from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date (together with the first interest period, each a “Floating Rate Interest Period”). However, the final Interest Period will be the period from and including the Interest Reset Date immediately preceding the maturity date to the maturity date.

Interest Determination Date. The calculation agent in respect of the Floating Rate Notes, will determine LIBOR (as defined below) for each Floating Rate Interest Period on the second London business day prior to the first day of such Floating Rate Interest Period (an “Interest Determination Date”). LIBOR for the first Floating Rate Interest Period will be determined on August 19, 2010.

“LIBOR” means, with respect to (i) the Interest Determination Date for the first Floating Rate Interest Period, the offered rate for deposits of US dollars having a maturity between two months and three months and (ii) any subsequent Interest Determination Date, the offered rate for deposits of US dollars having a maturity of three months, in each case of (i) and (ii) that appears on the Reuters Screen LIBOR01 display page, or any successor page, on Reuters or any successor service (or any such other service(s) as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for US dollar deposits) (the “Designated LIBOR Page”).

If no rate appears on the Designated LIBOR Page, LIBOR will be determined for such Interest Determination Date on the basis of the rates at approximately 11:00 a.m., London time, on such Interest Determination Date at which deposits in US dollars are offered to prime banks in the London inter-bank market by four major banks in such market selected by the calculation agent, after consultation with us, for a term of three months and in a principal amount equal to an amount that in the judgment of the calculation agent is representative for a single transaction in US dollars in such market at such time (a “Representative Amount”). The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such Interest Period will be the arithmetic mean (rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards) of such quotations. If fewer than two such quotations are provided, LIBOR for such Interest Period will be the arithmetic mean (rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five millionths of a percentage point rounded upwards) of the rates quoted at approximately 11:00 a.m. in the City of New York on such Interest Determination Date by three major banks in New York City, selected by the calculation agent, after consultation with us, for loans in US dollars to leading European banks, for a term of three months and in a Representative Amount; provided, however, that if the banks so selected are not quoting as mentioned above, the then-existing LIBOR rate will remain in effect for such Interest Period.

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by law.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P or Fitch.

The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBS Securities Inc. will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071.